At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Heritage Reserve Series, Inc. on behalf of:

                                                  For            Against
     Strong Heritage Money Fund             766,844,458.890   81,751,799.430
     Strong Investors Money Fund            345,994,655.260   45,186,464.250

                                             Abstain       Broker non-votes
     Strong Heritage Money Fund            20,651,501.590    209,416,721.000
     Strong Investors Money Fund           16,947,679.570    12,249,382.000